SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of February 2009
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐                       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Shinhan Financial Group
120, 2-Ga, Taepyungro, Jung Gu,
Seoul 100-724, Korea
February 19, 2008
To Shareholders:
Convocation Notice of the 8th Annual General Meeting of Shareholders
Notice is hereby given that the 8th Annual General Meeting of Shareholders of the Group will be held as described hereunder and your attendance is cordially requested.
Description

1. Date and Time	March 17, 2009 10 A.M., Seoul time.

2. Venue	Auditorium, 20th floor, Shinhan Bank,
120, 2Ga, Taepyung-ro, Jung-gu, Seoul, Korea

3. Agenda
1)	Approval of Financial Statements (balance sheet, income statement and statement of appropriation of retained earnings) for the fiscal year 2008 (January 1, 2008 ~ December 31, 2008)

2)	Approval of Revision to Articles of Incorporation

3)	Approval of Director Remuneration Limit

4)	Approval of Stock Option Grant to the Executives and Employees of Shinhan Financial Group and its Subsidiaries

5)	Appointment of Directors (13 directors)
5-1) Non-executive Director Candidate : Baek Soon Lee

5-2) Outside Director Candidate : Boo In Go

5-3) Outside Director Candidate : Young Woo Kim
5-4) Outside Director Candidate : Yo Koo Kim

5-5) Outside Director Candidate : Shee Yul Ryoo

5-6) Outside Director Candidate : Ke Sup Yun

5-7) Outside Director Candidate : Jung Il Lee

5-8) Outside Director Candidate : Sung Bin Chun

5-9) Outside Director Candidate : Kap Young Jeong

5-10) Outside Director Candidate : Haeng Nam Chung

5-11) Outside Director Candidate : Bong Youn Cho

5-12) Outside Director Candidate : Young Seok Choi

5-13) Outside Director Candidate : Philippe Reynieix
6)	Appointment of Audit Committee Members (4 members)
6-1) Committee Member Candidate : Young Woo Kim

6-2) Committee Member Candidate : Sung Bin Chun

6-3) Committee Member Candidate : Kap Young Jeong

6-4) Committee Member Candidate : Bong Youn Cho
Reference Document for the Exercise of Voting Right
1. Number of Voting Rights Held by All Shareholders: 396,199,587 shares
*	The total number of our outstanding common stock is 396,199,587 shares as of December 31, 2008, all of which except 529 shares held by Shinhan Card, our credit card subsidiary, are valid shares for voting.
2. Agenda Items and Reference Materials Thereof:
Agenda Item No. 1     Approval of Financial Statements
(balance sheets, income statements and statements of appropriation of retained earnings for fiscal year 2008[January 1, 2008 ~ December 31, 2008])
—	Please refer to Appendix 1 for financial statements of the Shinhan Financial Group

—	Total dividend amount proposed by BOD
1)	Common Stock: KRW 0 million

2)	Preferred Stock: KRW 244,987 million

3)	Total: KRW 244,987 million

Agenda Item No. 2     Approval of Revision to Articles of Incorporation
Shinhan Financial Group proposes to revise its Articles of Incorporation(“AOI”) in accordance with enactment of the Financial Investment Services and Capital Market Act (Feb. 4, 2009) and the amendment to the Commercial Law (Jan. 30, 2009).
A.	Diversification of notice method for convening the general meeting of shareholders
—	To reflect the amended Commercial Law, which allows the electronic method of notice for convening the general meeting of shareholders for shareholders holding no more than 1% of the total number of outstanding shares, in addition to the existing method of notice on daily newspapers (Article 25 of the AOI)

*Electronic method: Electronic disclosure system operated by the Financial Supervisory Service of Korea or the Korea Exchange
B.	Revision of the date of expiration of term of office for directors
—	The term of office of directors is set on 1-year basis to the extent not exceeding 3 years, but the actual term lasts until the general meeting of shareholders of the corresponding year. The ordinary general meeting of shareholders is held on a different date each year, hence the inconvenience of having to readjust the term of office.

Þ Revise AOI to ensure that the director’s term of office always expires on the date of the annual general meeting of shareholders (Article 37 of the AOI)
C.	Reflection of change of base laws, etc.
—	Change the Securities and Exchange Act to the Financial Investment Services and Capital Markets Act or the Commercial Law.

As is	To be

Article 13 (Preemptive Rights) (1) (Omitted)	Article 13 (Preemptive Rights) (1) (Same as existing)

(2) Notwithstanding the provision of Paragraph (1) above, the Company may allocate new shares to persons other than existing shareholders of the Company, in any of the following instances:	(2) Notwithstanding the provisions of Paragraph (1), new shares may be allotted to persons other than shareholders in the event of any of the following:

1. If the Company issues new shares by way of general public offering, to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company, by a resolution of the Board of Directors in accordance with the provisions of the Securities Exchange Act (“SEA”);
1. If the Company issues new shares by way of general public offering, to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company;

2. If the Company preferentially allocates new shares to members of the Employee Stock Ownership Association in accordance with the provisions of the SEA;	2. If the Company preferentially allocates new shares to members of the Employee Stock Ownership Association in accordance with Article 165-7 of the Financial Investment Services and Capital Markets Act;

3. If the Company issues new shares for the issuance of depositary receipts (“DR”s), to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company, in accordance with the provisions of the SEA;
3. If the Company issues new shares for the issuance of depositary receipts (“DR”s), to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company;

4. If the Company issues new shares upon the exercise of stock options in accordance with the provisions of the SEA;	4. If the Company issues new shares upon the exercise of stock options in accordance with Article 340-2 and Article 542-3 of the Commercial Law;

5. If the Company issues new shares to the securities investment company that runs exclusively the banking business, as set forth in the Finance Holding Company Act (the “FHCA”); or	5. If the Company issues new shares to investment company, Private Equity Fund (PEF) or Special Purpose Company (SPC) pursuant to the Financial Investment Services and Capital Markets Act; or

6. (Omitted)	6. (Omitted)

(3) In the case in which new shares are issued pursuant to Paragraph (2), the type, number, issue price, etc. of shares to be issued shall be determined by the resolution of the Board of Directors, to the extent permitted by the relevant laws, such as the SEA, etc.
(3) In the case in which new shares are issued pursuant to Paragraph (2), the type, number, issue price, etc. of shares to be issued shall be determined by the resolution of the Board of Directors.

(4) (Omitted)	(4) (Same as existing)

Article 14 (Stock options) (1) The Company may grant stock options to its officers and employees pursuant to the provisions of the SEA, by a special resolution of the General Meeting of Shareholders, to the extent not exceeding 20/100 of the total number of issued and outstanding shares of the Company. Notwithstanding the foregoing, the Company may, by the resolution of the Board of Directors, grant stock options in numbers equal to or less than 1/100 of the total number of outstanding shares, provided that such action shall be approved at the first Ordinary Shareholders Meeting to be held after the date of such grant.
Article 14 (Stock options) (1) The Company may grant stock options to its officers and employees pursuant to the provisions of the Commercial Code, by a special resolution of the General Meeting of Shareholders, to the extent not exceeding 20/100 of the total number of issued and outstanding shares of the Company. Notwithstanding the foregoing, the Company may, by the resolution of the Board of Directors, grant stock options in numbers equal to or less than 1/100 of the total number of outstanding shares, provided that such action shall be approved at the first Ordinary Shareholders Meeting to be held after the date of such grant.

(2) The Company may impose conditions of specific goals and achievement for the exercise of stock options, and may postpone or cancel the exercise of stock options if such conditions are not satisfied.
(2) (Same as existing)

(3) The persons who are entitled to receive such stock options shall be officers and employees of the Company or its subsidiaries or sub-subsidiaries as prescribed in the relevant laws and ordinances including the SEA, etc. who have contributed, or are capable of contributing, to the establishment, management or technical innovation of the Company, except for officers or employees in any of the following cases:
(3) The persons who are entitled to receive such stock options shall be officers and employees of the Company or its subsidiaries or sub-subsidiaries as prescribed in the relevant laws and ordinances including the Commercial Code, etc. who have contributed, or are capable of contributing, to the establishment, management or technical innovation of the Company, except for officers or employees in any of the following cases:

1. The largest shareholder of the Company and Specially Related Persons thereof (as defined in the SEA and the Enforcement Decree of the SEA; hereinafter the same shall apply), except for such persons who have been regarded as Specially Related Persons by becoming officers of the Company (including an officer who is the non-executive officer of the affiliate);
1. The largest shareholder of the Company and Specially Related Persons thereof (as defined in the Commercial Code and the Enforcement Decree of the Commercial Code; hereinafter the same shall apply), except for such persons who have been regarded as Specially Related Persons by becoming officers of the Company (including an officer who is the non-executive officer of the affiliate);

2. Major Shareholders of the Company (as defined in the SEA; hereinafter the same shall apply), and Specially Related Persons thereof, except for such persons who have been regarded as Specially Related Persons by becoming officers of the Company (including an
2. Major Shareholders of the Company (as defined in the Commercial Code; hereinafter the same shall apply), and Specially Related Persons thereof, except for such persons who have been

As is	To be

officer who is the non-executive officer of the affiliate); and	regarded as Specially Related Persons by becoming officers of the Company (including an officer who is the non-executive officer of the affiliate); and

3. The persons who become the Major Shareholders of the Company by the exercise of stock option.	3. The persons who become the Major Shareholders of the Company by the exercise of stock option.

(4) The shares to be issued upon the exercise of stock options (in case the Company pays the difference between the exercise price of stock options and the market price of such shares in cash or treasury shares, the shares which shall be the basis of the calculation of such differences) shall be common shares in registered form.
(4) (Same as existing)

(5) The total number of shares to be given to one (1) officer or employee pursuant to the stock option shall not exceed 1/100 of the total number of shares issued and outstanding.	(5) (Same as existing)

(6) The exercise price per share for the stock option shall be determined in accordance with the relevant laws, such as the SEA, etc.	(6) The exercise price per share for the stock option shall be determined in accordance with the relevant laws, such as the Commercial Code, etc.

(7) Stock options may be exercised within seven (7) years commencing from two (2) years after the date specified in Paragraph (1) above at which a resolution to grant such stock options was adopted.	(7) (Same as existing)

(8) Stock option is exercisable by a person who has served for the Company two (2) years or more from the date specified in Paragraph (1) above at which a resolution to grant such stock option was adopted. If the grantee’s continuous service terminates by reason of the grantee’s death, attainment of mandatory retirement age, or for reasons other than by the fault of the grantee within two (2) years from the said date of resolution, the option may be exercisable within the exercise period.
(8) (Same as existing)

(9) Article 15 shall apply mutatis mutandis with respect to the distribution of dividends for new shares issued upon the exercise of stock options.	(9) (Same as existing)

(10) In the following instances, the Company may, by a resolution of the Board of Directors, cancel the stock options granted to an officer or an employee:	(10) In the following instances, the Company may, by a resolution of the Board of Directors, cancel the stock options granted to an officer or an employee:

1. When the relevant officer or employee voluntarily resigns or is removed from his or her position at the Company after receiving the stock option;	1. When the relevant officer or employee voluntarily resigns or is removed from his or her position at the Company after receiving the stock option;

2. When the relevant officer or employee inflicts material damages or losses on the Company due to the willful conduct or negligence of such person;	2. When the relevant officer or employee inflicts material damages or losses on the Company due to the willful conduct or negligence of such person;

3. When the Company cannot respond to the exercise of stock options due to its bankruptcy, dissolution, etc.; or	3. When the Company cannot respond to the exercise of stock options due to its bankruptcy, dissolution, etc.; or

4. When there occurs any other event for cancellation of the stock option pursuant to the stock option agreement.	4. When there occurs any other event for cancellation of the stock option pursuant to the stock option agreement.

Article 19 (Issue of Convertible Bonds)	Article 19 (Issue of Convertible Bonds)

(1) (Omitted)	(1) (Same as existing)

1~3 (Omitted)	1~3 (Same as existing)

4. If the Company issues convertible bonds in a foreign country, in accordance with the SEA.	4. If the Company issues convertible bonds in a foreign country.

Article 20 (Bonds with Warrants)	Article 20 (Issue of bonds with warrant)

(1) (Omitted)	(1) (Same as existing)

1~3 (Omitted)	1~3 (Same as existing)

4. If the Company issues bonds with warrants in foreign country, in accordance with the SEA.	4. If the Company issues bonds with warrants in foreign country.

Article 21 (Issuance of Participating Bonds)	Article 21 (Issuance of Participating Bonds))

(1) (Omitted)	(1) (Same as existing)

1~2 (Omitted)	1~2 (Same as existing)

3. If the Company issues participating bonds in foreign country, in accordance with the SEA	3. If the Company issues participating bonds in foreign country.

(2) (Omitted)	(2) (Same as existing)

As is	To be

Article 25 (Personal or Public Notices for Convening)	Article 25 (Personal or Public Notices for Convening)

(1) Written notice of the General Meeting of Shareholders of the Company shall state the date, time, place of the Meeting, the purposes for which the Meeting has been called, and other matters set forth in the relevant laws. The written notice shall be sent to all shareholders at least two (2) weeks prior to the date set for the Meeting.
(1) Written notice of the General Meeting of Shareholders of the Company shall state the date, time, place of the Meeting, the purposes for which the Meeting has been called, and other matters set forth in the relevant laws. The written notice shall be sent to all shareholders at least for the period of two (2) weeks prior to the date set for the Meeting.

(2) The written notice of a General Meeting of Shareholders to be given to shareholders holding one-hundredth (1/100) or less of the total issued and outstanding voting shares may be substituted by giving public notice of the convening of the General Meeting of Shareholders in Hankuk Kyongje Shinmun and Maeil Kyongje Shinmun which are published in the city of Seoul, at least two (2) notices are made in the said publications two (2) weeks prior to the date set for such Meeting.
(2) The written notice of a General Meeting of Shareholders to be given to shareholders holding one-hundredth (1/100) or less of the total issued and outstanding voting shares may be substituted by giving public notice of the convening of the General Meeting of Shareholders in Hankuk Kyongje Shinmun and Maeil Kyongje Shinmun which are published in the city of Seoul, at least two (2) notices are made in the said publications two (2) weeks prior to the date set for such Meeting or by using an electronic method defined by the Commercial Law and related regulations.

(3) Notwithstanding the provisions of Paragraphs (1) and (2), if otherwise set forth in the FHCA or other relevant laws, the Company may follow such different provisions.	(3) (Same as existing)

Article 37 (Term of directors)	Article 37 (Term of office of directors)

(1) The term of office of the Director shall be determined at the General Meeting of Shareholders to the extent not exceeding three years, and the Director may be re-appointed. Provided that, the term of office of the Outside Director appointed as a specialist at the General Meeting of Shareholders shall be one year.
(1) (Same as existing)

(2) If the term of office expires after the end of a fiscal year but before the Ordinary General Meeting of Shareholders convened in respect of such fiscal year, the term of office shall be extended up to the close of such General Meeting of Shareholders.
(2) The term of office under Paragraph (1) above shall be until the closure of the ordinary general meeting of shareholders convened in respect of such fiscal year.

Article 56 (Retirement of shares) (1) ~(2) (Omitted)	Article 56 (Retirement of shares) (1) ~(2) (Same as existing)

(3) (Omitted)	(3) (Same as existing)

1. In case of acquisition of shares for the purpose of retirement, such acquisition shall be made in accordance with the acquisition method and criteria as prescribed in the relevant laws, such as the SEA, etc.
1. In case of acquisition of shares for the purpose of retirement, such acquisition shall be made in accordance with the acquisition method and criteria as prescribed in the relevant laws, such as the Financial Investment Services and Capital Markets Act, etc.

2. Total price of the shares to be acquired for the purpose of retirement shall be not more than the amount as prescribed in the relevant laws, such as the SEA, etc., within the scope available for dividend as at the end of such fiscal year pursuant to Article 462, Paragraph (1) of the Commercial Code.
2. Total price of the shares to be acquired for the purpose of retirement shall be not more than the amount as prescribed in the relevant laws, such as the Enforcement Decree of the Financial Investment Services and Capital Markets Act., within the scope available for dividend as at the end of such fiscal year pursuant to Article 462, Paragraph (1) of the Commercial Code.

(4) (Omitted)	(4) (Same as existing)

Article 57-2 (Interim dividend) (1) The Company may distribute interim dividends to its shareholders as of 00:00, July 1 in accordance with the relevant laws including the SEA. Such interim dividends shall be made in cash.
Article 57-2 (Interim dividend) (1) The Company may distribute interim dividends to its shareholders as of 00:00, July 1 in accordance with the relevant laws including Article 462-3 of the Commercial Law. Such interim dividends shall be made in cash.

(2) (Omitted)	(2) (Same as existing)

(3) The maximum amount to be paid as interim dividends shall be calculated by deducting the following amounts from the net properties amounts recorded in the balance sheet of the fiscal year immediately prior to the fiscal year concerned::
(3) The maximum amount to be paid as interim dividends shall be calculated by deducting the following amounts from the net assets amounts recorded in the balance sheet of the fiscal year immediately prior to the fiscal year concerned::

1~5 (Omitted)	1~5 (Same as existing)

(4) ~(5) (Omitted)	(4) ~(5) (Same as existing)

(New)	Bylaws (6)

1. (Enforcement Date) These provisions shall take effect on March 17, 2009.

Agenda Item No.3     Approval of Director Remuneration Limit
Limitation on the aggregate compensation to the directors: KRW 8.5 billion for the year 2009.
For your reference, this limitation for the year 2008 was KRW 9.0 billion.
Agenda Item No. 4     Approval of Stock Option Grant to the Executives and Employees of Shinhan Financial Group and its Subsidiaries
(Total stock options to grant to executives and employees of SFG and subsidiaries: 647,665 shares)
A.	Grant of Stock Options to Executives and Officers
1)	Grantees: A total of 37 executives and officers of Shinhan Financial Group and its subsidiaries ( Shinhan Bank, Shinhan Card , Good Morning Shinhan Securities, Shinhan Life Insurance, Shinhan Capital, and Shinhan Credit Information)— See below for more details.

2)	Number of options: 377,665 shares in total

3)	Exercise price: Max [Base exercise price×(1 + ‘Big 3’s 3-year avg. stock price growth rate’×0.2), Base exercise price]

• Base exercise price: Arithmetic mean of the three trading volume-weighted average closing prices during the 2-month, 1- month and 1-week periods counting backwards from the day previous to the day of GSM approval.

4)	Date of grant: March 17, 2009

5)	Exercise period: Exercisable during the 4 year period after 3rd anniversary of the grant date.

6)	Method of option grant : Shinhan Financial Group will, at its discretion ,choose among the followings:
—	to issue new shares at the exercise price,

—	to provide from its treasury shares, or

—	to settle in cash for the amount of difference between the exercise price and market price as of the date of exercise.
7)	Details of Stock Options Granted to Executives and Officers

Company	Title	Name	Grant Volume
Shinhan Financial Group	Chairman President & CEO Deputy President Deputy President Deputy President	Eng Chan Ra To be appointed Buhm Soo Choi Sung Ho Wi Chan Hee Jin	35,000 31,500 9,000 9,000 9,000
Shinhan Bank	President & CEO
Deputy President
Deputy President
Deputy President
Deputy President
Deputy President
Deputy President
Deputy President
Executive Vice President
Executive Vice President
Executive Vice President
	Executive Vice President	Baek Soon Lee Jeum Joo Gweon Joo Won Park Chan Park Jung Won Lee Hyung Jin Kim Young Hoon Lee Sung Rack Lee Dong Dae Lee Se Il Oh Yong Byoung Cho Jong Bok Moon	28,000 9,000 9,000 9,000 9,000 9,000 9,000 9,000 6,750 6,750 6,750 6,750
Shinhan Card	President & CEO Deputy CEO Deputy CEO Deputy CEO Deputy CEO Deputy CEO	Jae Woo Lee Hong Kyu Kang Soo Ik Park Hee Geon Kim Chun Kuk Lee Jong Cheol Kim	17,600 7,425 7,425 7,425 6,750 6,750
GMSH Securities	President & CEO Vice President	Hyu Won Lee Jin Kook Lee	16,000 6,750
Shinhan Life Insurance	President & CEO Vice President Vice President Vice President Vice President Pro Vice President Pro Vice President	Jin Won Suh Byung Chan Lee Keun Jong Lee Jeong Kun Lee Ki Won Kim Jae Gun Bae Ho Kyung Bae	16,000 6,750 6,750 6,750 6,750 5,400 5,400
Shinhan Capital	President & CEO Deputy President Deputy President Executive Vice President	Do-Heui Han Jun-Gi Eun Sun-Yeol Song Young-Sub Hwang	13,200 5,940 5,400 4,950
Shinhan Credit Info	President & CEO	Pan Am Lee	6,750
Total	Grantees : 37	No. of Shares	377,665

B.	Grant of Stock Options to Employees
1)	Grantees:

Managing directors and BU heads with previous year’s overall evaluation grade of 3 or higher will be granted with stock options.

* Companies : Shinhan Financial Group, Shinhan Bank, Shinhan Card, GMSH Security and Shinhan Capital

* Decisions regarding grantees selection and volumes to each grantee shall be delegated to CEO of SFG and be finalized with GSM’s approval.

2)	Number of options : up to 270,000 shares in total

3)	Exercise price, date of grant, exercise period and method of option grants are the same as those applied to executive grantees.
C.	Conditions for Stock Option Exercise
A)	33.4% of Stock Option grant per each person: linked to Stock Price performance
—	If company’s 3-year cumulative net income is greater than zero, exercisable volume is determined based on the comparison of SFG’s stock price growth rate against average stock price growth rate of “Big 3 players” in the following manner.

Compared to BIG 3 1)	Below 70%	70~90%	90% or above
Exercisable volume	0%	16.7%	33.4%

Note1)	“BIG 3” refers to KB Financial Group, Woori Financial Group and Hana Financial Group. Exercise amount of stock options is dependant on the three companies’ average growth in share price.
B)	66.6% of Stock Option grant per each person: linked to adjusted ROE performance against its target

Item	Group 1	Group 2	Group 3
Volume subject to exercise	1/3 of 66.6% of total grant volume	1/3 of 66.6% of total grant volume	1/3 of 66.6% of total grant volume
Exercisable volume	Exercisable volume 1) = Volume subject to exercise x (Actual ROE / Target ROE) Note 1) Total exercise volume cannot exceed 100% of that originally granted
Actual (target) ROE criteria	Grant year(G)’s actual (target) adjusted ROE	G+1 year actual (target) adjusted ROE	G+2 year actual (target) adjusted ROE
Exercisable period	During 4 years after 3rd anniversary of grant date

Agenda Item No. 5     Appointment of Directors
The following is the list of director candidates.

Agenda			New	Outside
Item No.	Candidate Name	Term(Year)	Appointment	Director
5-1	Baek Soon Lee	3 yr	O	—
5-2	Boo In Go	1 yr	O	O
5-3	Young Woo Kim	1 yr	—	O
5-4	Yo Koo Kim	1 yr	O	O
5-5	Shee Yul Ryoo	1 yr	—	O
5-6	Ke Sup Yun	1 yr	O	O
5-7	Jung Il Lee	1 yr	O	O
5-8	Sung Bin Chun	1 yr	—	O
5-9	Kap Young Jeong	1 yr	O	O
5-10	Haeng Nam Chung	1 yr	—	O
5-11	Bong Youn Cho	1 yr	—	O
5-12	Young Seok Choi	1 yr	O	O
5-13	Philippe Reynieix	1 yr	—	O
For the personal profiles of the candidates, please refer to Appendix 2.
Shee Yul Ryoo, Ke Sup Yun, Sung Bin Chun, Kap Young Jeong and Bong Youn Cho are candidates for outside directors with professional expertise, as defined under our Articles of Incorporation.
Agenda Item No. 6     Appointment of Audit Committee members (4 members)
Among the nominated outside director candidates, Young Woo Kim , Sung Bin Chun , Kap Young Jeong and Bong Youn Cho were recommended as candidates of audit committee members for 2009 through the resolution of the Audit Committee Member Recommendation Committee

Agenda			New	Outside
Item No.	Candidate Name	Term(Year)	Appointment	Director
6-1	Young Woo Kim	1 yr	—	O
6-2	Sung Bin Chun	1 yr	—	O
6-3	Kap Young Jeong	1 yr	O	O
6-4	Bong Youn Cho	1 yr	—	O

Appendix 1. Financial Statements of Shinhan Financial Group
1) Balance Sheets
Shinhan Financial Group Co., Ltd
Non-Consolidated Balance Sheets
December 31, 2008 and December 31, 2007
(In millions of KRW)

	As of December 31,2008		As of December 31,2007
Assets
I. Cash and Due from Banks		670,815		131,994
1. Due from Banks		670,815		131,994
II. Securities		22,734,582		23,743,620
1. Equity Method Investment Securities		22,734,582		23,743,620
III. Loans		2,397,950		1,407,925
Allowance for Loan Losses		-12,050		-7,075
1. Loans in Won		2,410,000		1,415,000
IV. Premises and Equipment		1,473		528
1. Vehicles	171		171
Accumulated Depreciation	-152	19	-137	34
2. Equipment	1,599		1,467
Accumulated Depreciation	-1,396	203	-1,245	222
3. Others	3,150		1,823
Accumulated Depreciation	-1,899	1,251	-1,551	272
V. Other Assets		108,746		43,461
Allowance for Losses		-176		—
1. Guarantee Deposits		9,982		10,068
2. Software		764		1,016
3. Accounts Receivable		19,938		—
4. Accrued Income		14,160		8,415
5. Advance Payments		1,242		10
6. Prepaid Expenses		59,012		17,060
7. Prepaid Income Taxes		—		3,651
8. Sundry Assets		3,824		3,241
Total Assets		25,913,566		25,327,528

Liabilities
I. Borrowings		8,233,633		7,293,253
1. Borrowings in Won		1,155,300		1,255,000
2. Debentures in Won	7,090,000		6,050,000
Discounts	-11,667	7,078,333	-11,747	6,038,253

II. Other Liabilities		74,050		56,474
1. Withholding Taxes		3,509		355
2. Dividends Payable		2,678		2,153
3. Accounts Payable		1,936		702
4. Accrued Expenses		56,113		52,415
5. Unearned Revenues		8,853		135
6. Retirement Severance Benefits	2,492		1,903
Deposits with Insurance Company for Severance Benefits	-1,531	961	-1,189	714
Total Liabilities		8,307,683		7,349,727

	As of December 31,2008	As of December 31,2007
Stockholders’ Equity
I. Capital Stock	2,462,473	2,462,473
1.Common Stock	1,980,998	1,980,998
2. Preferred Stock	481,475	481,475
II. Capital Surplus	9,032,572	9,032,572
1. Paid-in Capital in excess of Par Value	8,648,726	8,648,726
2. Other Capital Surplus	383,846	383,846
III. Capital Adjustment	-432,887	-413,189
1. Other	-432,887	-413,189
IV. Accumulated Other Comprehensive Income	242,331	1,477,262
1. Unrealized Gain on Equity Securities under Equity Method	267,762	1,497,760
2. Unrealized Loss on Equity Securities under Equity Method	-25,431	-20,498
V. Retained Earnings	6,301,394	5,418,683
1. Legal Reserve	819,838	580,200
2. Unappropriated Retained Earnings	5,481,556	4,838,483
Total Stockholders’ Equity	17,605,883	17,977,801

Total Liabilities and Stockholders’ Equity	25,913,566	25,327,528

2) Income Statements
Shinhan Financial Group Co., Ltd
Non-Consolidated Statements of Income
Year ended December 31, 2008 and December 31, 2007
(In millions of KRW)

	For the year ended		For the year ended
	December 31, 2008		December 31, 2007

I. Operating Revenues		2,455,917		2,749,536

(1) Gain using Equity Method of Accounting		2,184,643		2,632,111
(2) Interest Income		135,503		117,333
1. Interest on Due from Banks	18,589		53,571
2. Interest on Loans	116,914		63,762
(3) Royalty		135,771		—
(4) Gain on Foreign Currency Transaction		—		92
II. Operating Expenses		442,907		375,344

(1) Loss using Equity Method of Accounting		5,328		—
(2) Interest Expenses		390,602		326,928
1. Interest on Borrowings	32,402		45,643
2. Interest on Debentures	358,200		281,285
(3) Loss on Foreign Currency Transaction		13		93
(4) Fees and Commission		291		112
(5) General and Administrative Expenses		46,673		48,211
1. Salaries	3,857		30,629
2. Retirement Allowance	632		1,119
3. Employee Benefits	1,545		1,416
4. Rent	1,085		343
5. Entertainment	918		911
6. Depreciation	514		385
7. Amortization on Intangible Assets	297		329
8. Bad Debt Expense	5,151		1,150
9. Taxes and Dues	439		406
10. Advertising	15,168		43
11.Commissions	14,422		8,964
12. Other expenses	2,645		2,516
III. Operating Income		2,013,010		2,374,192

IV. Non-Operating Income		999		738
(1) Gain on Sale of Tangible Assets	—		15
(2) Other	999		723
V. Non-Operating Expenses		34		1,215
(1) Contribution	34		75
(2) Other	—		1,140
VI. Income Before Income Tax Expenses		2,013,975		2,373,715
VII. Income Tax Benefits		6,423		22,662
VIII. Net Income for Year		2,020,398		2,396,377

IX. Earning per Share
(1) Basic Earnings per Share		KRW 4,470		KRW 5,562
(2) Diluted Earnings per Shares		KRW 4,373		KRW 5,424

3) Statements of Appropriations of Retained Earnings
Non-Consolidated Statements of Appropriations of Retained Earnings (Draft)
Year ended December 31, 2008 and December 31, 2007
(In millions of KRW)

	Year ended		Year ended
	December 31, 2008		December 31, 2007

I. Unappropriated Retained Earnings		5,481,556		4,838,483

1. Unappropriated Retained Earnings carried over from prior years	3,440,577		2,242,709
2. Accumulated Effect of Accounting Policy Change	—		196,869
3. Change in Retained Earnings of subsidiaries	20,589		2,528
4. Redemption of Preferred Stock	-8		—
5. Net Income for Period	2,020,398		2,396,377
II. Appropriation of Retained Earnings		619,820		1,397,906

1. Legal Reserve	202,040		239,638
2. Voluntary Reserve	172,793		537,826
3. Dividends	244,987		620,442
1) Cash Dividends on Common Stock	—		356,580
Dividend per share: KRW 900 for 2008
KRW 900 for 2007
2) Cash Dividends on Preferred Stock	244,987		263,862
Dividend per share
Series 3 :
KRW 730.674 (14.6135%) for 2007
Series 4~5 :
KRW 730.674 (14.6135%) for 2008
KRW 730.674 (14.6135%) for 2007
Series 7 :
KRW 11,190 (223.8%) for 2007
Series 8 :
KRW 11,790 (235.8%) for 2008
KRW 11,790 (235.8%) for 2007
Series 10 :
KRW 7,000 (140%) for 2008
KRW 6,539.726 (130.7945%) for 2007
Series 11 :
KRW 1,878.695 (37.5739%) for 2008
KRW 1,755.164 (35.1033%) for 2007
III. Unappropriated Retained Earnings carried over to subsequent year		4,861,736		3,440,577

Appendix 2. Personal Profiles: Candidates for Directors and Audit Committee Members
1. Baek Soon Lee
Date of Birth: October 8, 1952
Current Position: Deputy President, Shinhan Financial Group
Education: Duksu Commercial High School
Main Work Experience:
2003 — Head of SME Support Department, Shinhan Bank
2004 — Managing Director, Shinhan Financial Group
2006 — Senior Executive Vice President, Shinhan Bank
2. Boo In Ko (New Candidate)
Date of Birth: December 25, 1941
Current Position: Outside Director, Jeju Bank
Education: BA, Meiji University
Main Work Experience:
1998 —Vice Chairman, Korea Chamber of Commerce and Industry in Japan
1998 — Advisor, The National Unification Advisory Council
2005 — Outside Director, Jeju Bank
3. Young Woo Kim
Date of Birth: May 1, 1952
Current Position:
CEO of Hanil Electronic
CEO of New Hanil Electronic
Education: BA in Political Economy, Waseda University
Main Work Experience:
1990 — CEO, Hanbaek Precision Co.
2007 — CEO of Hanil Electronic, CEO of New Hanil Electronic
4. Yo Koo Kim (New Candidate)
Date of Birth: March 23, 1950
Current Position: Director, Korea Chamber of Commerce and Industry in Aichi Province
Education: BA in Industrial & Systems Engineering, Aoyama Gakuin University
Main Work Experience:
1984 — CEO, Sanyo Bussan Co, Ltd.
2000 — Director, Sanyo Hanbai Co, Ltd.
2007 — Outside Director, Shinhan Bank
5. Shee Yul Ryoo
Date of Birth: September 5, 1938
Current Position: Advisor, Shin & Kim Law Firm
Education: LLB, Seoul National University
Main Work Experience:
1997 — President, Korea First Bank
1999 — Chairman, Korea Federation of Banks
2001 — Steering Committee Member, Korea Center for International Finance (current)
6. Ke Sup Yun (New Candidate)
Date of Birth: May 20, 1945
Current Position: Professor, College of Business Administration, Seoul National University
Education: Ph.D. Graduate School of Seoul National University
Main Work Experience:
1999— Dean, College of Business Administration, Seoul National University
2001— Chairman, Seoul Economist Club (current)
7. Jung Il Lee (New Candidate)
Date of Birth: August 28, 1952
Current Position: CEO, Hirakawa Shoji Co, Ltd.
Education: BA in Political Science & Economics, Meiji University
Main Work Experience:
1990 — CEO, Hirakawa Shoji Co, Ltd

8. Sung Bin Chun
Date of Birth: January 21, 1953
Current Position: Professor, College of Business Administration, Sogang University
Education:
BA in English Literature, Sogang University, Seoul
Ph.D. in Accounting at Berkley University, USA
Main Work Experience:
1999 — Director, Vice President of Korean Accounting Association
2003 — Director, Business Administration Research Center, Sogang University
2004 — Director, Financial Supervisory Commission
9. Kap Young Jeong (New Candidate)
Date of Birth: August 22, 1951
Current Position: Professor, College of Economics, Yonsei University
Education:
BA in Economics, Yonsei University
Ph.D. in Economics, Cornell University
Main Work Experience:
2004 — President, Northeast Economic Association
2006 — Vice President, Yonsei University
10. Haeng Nam Chung
Date of Birth: March 15, 1941
Current Position: Advisor, Korea Chamber of Commerce & Industry in Japan
Education: Tomishima Middle School
Main Work Experience:
2001 — Chairman, ABIC Group (current)
2001 — Director, Asuka Credit Cooperative (current)
2005 — Advisor, Korea Chamber of Commerce & Industry in Japan (current)
11. Bong Youn Cho
Date of Birth: March 9, 1948
Current Position: President for Pan Asia Capital Limited.
Education: BA in Statistics, Korea University, Seoul, Korea
Main Work Experience:
1996 — President, Oriens Capital Limited
1997 — Chairman, Pan Asia Capital Manager Limited, Hong Kong (current)
2001 — President, Pan Asia Capital Limited (current)
12. Young Seok Choi (New Candidate)
Date of Birth: July 2, 1929
Current Position: President, C.Y.S. Ltd. (current)
Education: BA in Commerce, Meiji University, Japan
Main Work Experience:
1993 — Advisor, The National Unification Advisory Council
1995 — Outside Director, Shinhan Bank
2003 — Outside Director, Shinhan Financial Group
13. Philippe Reynieix
Date of Birth: June 24, 1949
Current Position: CEO & GM for Korea, BNP Paribas, Seoul
Education: Master of Business Law (with award), Paris II University
Main Work Experience:
1994 — Regional Head of Corporate Banking for S.E. and India, Paribas, Singapore
1999 — Country Manager, Paribas Singapore
2000 — Chief Operating Officer BNP Paribas, Singapore
2002 — CEO & GM for Korea BNP Paribas, Seoul (current)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
By	/s/ Buhmsoo Choi
Name:	Buhmsoo Choi
Title:	Chief Financial Officer

Date: February 19, 2009